As filed with the Securities and Exchange Commission on April 28, 2017.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Advent/Claymore Enhanced Growth & Income Fund

(Name of Subject Company (issuer))

Advent/Claymore Enhanced Growth & Income Fund

(Name of Filing Person (offeror))

Common shares of beneficial interest,
par value $0.001 per share

(Title of Class of Securities)

00765E104

(CUSIP Number of Class of Securities)

Edward C. Delk, Secretary
Advent/Claymore Enhanced Growth & Income Fund
1271 Avenue of the Americas, 45th Floor
New York, New York 10020
(212) 482-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                  Not applicable
Form or Registration No.:                  Not applicable
Filing Party:                                         Not applicable
Date Filed:                                           Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

  Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

The Board of Trustees of Advent/Claymore Closed-End Funds Announces
Potential Tender Offers by AVK and AGC and Declares Distributions, Including an Increased Distribution Rate for AVK

New York, NY – May 1, 2017 – Advent Claymore Convertible Securities and Income Fund (NYSE: AVK), Advent Claymore Convertible Securities and Income Fund II (NYSE: AGC), and Advent/Claymore Enhanced Growth & Income Fund (NYSE: LCM), each a closed-end fund (together, the “Funds”) announced today that each Fund’s Board of Trustees has approved tender offers by AVK and AGC and has declared May distributions for the Funds, including an increased distribution rate for AVK, each as described below. The Board of Trustees of each respective Fund believes the tender offers and the increased distribution rate for AVK are in the best interests of the Fund’s respective shareholders.

Tender Offers

The Boards of Trustees of AVK and AGC have approved cash tender offers (the “Tender Offers”) for up to 15% of each Fund’s respective outstanding common shares of beneficial interest (the “Shares”) at a price per Share equal to 98% of each Fund’s respective net asset value (“NAV”) per Share as of the business day immediately following the expiration date of the Tender Offers. AVK and AGC will repurchase Shares tendered and accepted in the Tender Offers in exchange for cash. The respective Board of Trustees of AVK and AGC believes the Tender Offers could benefit participating shareholders by providing liquidity at a price per Share that is higher than the then current market price of the Shares. The Boards of Trustees believe the Tender Offers could also benefit the Funds and their long-term shareholders because the Tender Offers would be conducted at a price per Share that would be accretive to NAV.

Declaration of May Distributions and Increased Distribution Rate for AVK

In addition, the Board of Trustees of each Fund has declared distributions. The table below summarizes the distribution schedule for each Fund.

The distribution for AVK of $0.1116 represents an increase of 18.8% over AVK’s prior distribution amounts. As of market close on April 28, 2017, the increased AVK distribution reflects an annualized distribution rate of approximately 8.4% of market price and 7.7% of NAV. The Board of Trustees of AVK believe that this increase in AVK’s distribution will benefit shareholders of AVK.

The following dates apply to the distributions:

Record Date                      May 15, 2017

Ex- Dividend Date            May 11, 2017

Payable Date                    May 31, 2017

Distribution Schedule
NYSE Ticker	Closed-End Fund Name	Distribution Per Share	Change from Previous Distribution	Frequency
AGC	Advent Claymore Convertible Securities and Income Fund II	$0.047[1]		Monthly
AVK	Advent Claymore Convertible Securities and Income Fund	$0.1116[1]	$0.0177	Monthly
LCM	Advent/Claymore Enhanced Growth & Income Fund	$0.21[1]		Quarterly

[1]	A portion of this distribution is estimated to be a return of capital rather than income. Final determination of the character of distributions will be made at year-end. The Section 19(a) notice referenced below provides more information and can be found at www.guggenheiminvestments.com.

Past performance is not indicative of future performance. As of this announcement, the sources of each fund distribution are estimates. Distributions may be paid from sources of income other than ordinary income, such as short term capital gains, long term capital gains or return of capital. Unless otherwise noted, the distributions above are not anticipated to include a return of capital. If a distribution consists of something other than ordinary income, a Section 19(a) notice detailing the anticipated source(s) of the distribution will be made available. The Section 19(a) notice will be posted to a Fund’s website and to the Depository Trust & Clearing Corporation so that brokers can distribute such notices to Shareholders of the Fund. Section 19(a) notices are provided for informational purposes only and not for tax reporting purposes. The final determination of the source and tax characteristics of all distributions in 2017 will be made after the end of the year. This information is not legal or tax advice. Consult a professional regarding your specific legal or tax matters.

Standstill Agreements

The commencement of the potential Tender Offers is pursuant to separate agreements (the “Agreements”) between each of AVK and AGC and Saba Capital Management, LP (collectively with certain of its affiliates, “Saba”). Pursuant to the Agreements, Saba has agreed to (1) tender all Shares of the Funds owned by it in the Tender Offers, (2) be bound by certain “standstill” covenants through the Funds’ 2019 annual meeting of shareholders and (3) vote its Shares on all proposals submitted to shareholders in accordance with the recommendation of management through April 25, 2019. Pursuant to the Agreements, AVK and AGC have agreed not to complete the Tender Offers prior to August 1, 2017. Additionally, pursuant to its Agreement, AVK has agreed to declare and pay monthly distributions for the next 24 months, representing an annualized distribution rate of not less than 8% of AVK’s net asset value per Share, based on average month-end net asset value per Share over the prior 12 months, effective beginning with the May distribution as described above. Pursuant to a separate agreement between LCM and Saba, Saba has agreed with respect to LCM, subject to LCM completing its previously announced in-kind tender offer, to (1) be bound by certain “standstill” covenants through the Funds’ 2019 annual meeting of shareholders and (2) vote its Shares on all proposals submitted to shareholders in accordance with the recommendation of management through April 25, 2019.

Saba has also agreed to tender all Shares of LCM owned by it in LCM’s in-kind tender offer. The Funds have been advised that Saba will file a copy of each Fund’s agreement with the U.S. Securities and Exchange Commission (SEC) as an exhibit to its Schedule 13D.

***

The above statements are not intended to constitute an offer to participate in any tender offer. Information about each tender offers, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. Each tender offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other documents, to be filed with the SEC. Shareholders of the Funds should read the Offer to Purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the applicable tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Funds.

Additional Information

About Advent Capital Management
Advent Capital Management, LLC (“Advent”) is a registered investment advisor dedicated to providing its clients with superior investment performance. Advent invests primarily in convertible, high yield and equity securities offered through long only, hedge-fund and NYSE-listed closed-end fund products. Advent’s investment team consists of seasoned professionals performing bottom-up fundamental research. Since inception in 1995, Advent has grown into a $9 billion diversified investment management firm (as of March 31, 2017) with the ability to capture opportunities globally. Advent’s growing client base includes some of the world’s largest public and corporate pension plans, foundations, endowments, insurance companies and high net worth individuals. Advent is not affiliated with Guggenheim.

About Guggenheim Investments
Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners, LLC (“Guggenheim”), with $217 billion* in total assets across fixed income, equity, and alternative strategies. We focus on the return and risk needs of insurance companies, corporate and public pension funds, sovereign wealth funds, endowments and foundations, consultants, wealth managers, and high-net-worth investors. Our 275+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled us to deliver innovative strategies providing diversification opportunities and attractive long-term results.

*Guggenheim Investments total asset figure is as of 03.31.2017. The assets include leverage of $11.7bn for assets under management and $0.4bn for assets for which we provide administrative services. Guggenheim Investments represents the following affiliated investment management businesses of Guggenheim Partners, LLC: Guggenheim Partners Investment Management, LLC, Security Investors, LLC, Guggenheim Funds Investment Advisors, LLC (Investment Advisor for AGC, LCM), Guggenheim Funds Distributors, LLC (Servicing Agent for AVK), Guggenheim Real Estate, LLC, GS GAMMA Advisors, LLC, Guggenheim Partners Europe Limited, and Guggenheim Partners India Management.

This information does not represent an offer to sell securities of the Funds and it is not soliciting an offer to buy securities of the Funds. There can be no assurance that the Funds will achieve their investment objectives. The net asset value of the Funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Funds is subject to certain risks and other considerations. Such risks and considerations may include, but are not limited to: Investment and Market Risk; Convertible Securities Risk; Structured and Synthetic Convertible Securities Risk; Lower Grade Securities Risk; Equity Securities Risk; Preferred Securities Risk; Derivatives Risk; Interest Rate Risk; Leverage Risk; Anti-Takeover Provisions; Foreign Securities Risk; Foreign Currency Risk; Market Disruption Risk; Risk Associated with the Fund’s Covered Call Option Writing Strategy; Senior and Second Lien Secured Loan Risk and Illiquidity Risk. See www.guggenheiminvestments.com/cef for a detailed discussion of fund-specific risks.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For this and more information visit www.guggenheiminvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800-345-7999.

Analyst Inquiries
William T. Korver
cefs@guggenheiminvestments.com

NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE
Member FINRA/SIPC (05/17)

Advent/Claymore Enhanced Growth & Income Fund Announces Potential Tender Offer

New York, NY – July 22, 2016 – Advent/Claymore Enhanced Growth & Income Fund (NYSE: LCM) (the “Fund”), a closed-end fund, announced today that the Fund’s Board of Trustees has approved an in-kind tender offer (the “Tender Offer”) for up to 32.5% of the Fund’s outstanding common shares of beneficial interest (the “Shares”) at a price per Share equal to 98% of the Fund’s net asset value (“NAV”) per Share as of the business day immediately following the expiration date of the Tender Offer. The Fund will repurchase Shares tendered and accepted in the Tender Offer in exchange for a pro rata portion of the Fund’s portfolio securities, subject to certain adjustments.

The Tender Offer is subject to the Fund’s receipt of an exemptive order from the Securities and Exchange Commission (the “SEC”) to permit affiliated persons of the Fund to participate in the Tender Offer. There can be no assurance that the exemptive order will be received, or if received, will be received in a timely manner.

The commencement of the potential Tender Offer is pursuant to an Agreement between the Fund and Western Investment LLC and certain associated parties (“Western”), and a separate Standstill Agreement between Advent Capital Management, LLC, as investment manager of the Fund, and Bulldog Investors, LLC and certain associated parties (“Bulldog”). Pursuant to the Agreement between the Fund and Western, Western has agreed to tender all Shares of the Fund owned by it in the Tender Offer and to be bound by certain “standstill” covenants through July 22, 2021 with respect to the Fund and Advent Claymore Convertible Securities and Income Fund (NYSE: AVK) and Advent Claymore Convertible Securities and Income Fund II (NYSE: AGC) (the “Other Advent Closed-End Funds”). In addition, Western has agreed, among other things, to withdraw its shareholder proposal and trustee nominations for the 2016 annual meeting of shareholders of the Fund and the Other Advent Closed-End Funds. The Fund has been advised that Western will file a copy of the Standstill Agreement with the Securities and Exchange Commission as an exhibit to its Schedule 13D.  Pursuant to the Standstill Agreement between the Fund and Bulldog, Bulldog has agreed to tender all Shares of the Fund owned by it in the Tender Offer and to be bound by certain “standstill” covenants through July 22, 2021 with respect to the Fund and the Other Advent Closed-End Funds.

The above statements are not intended to constitute an offer to participate in the Tender Offer. Information about the Tender Offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The Tender Offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other documents, to be filed with the SEC. Shareholders of the Fund should read the Offer to Purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the Tender Offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

Additional Information

About Advent Capital Management
Advent Capital Management, LLC (“Advent”) is a registered investment advisor dedicated to providing its clients with superior investment performance. Advent invests primarily in convertible, high yield and equity securities offered through long only, hedge-fund and NYSE-listed closed-end fund products. Advent’s investment team consists of seasoned professionals performing bottom-up fundamental research. Since inception in 1995, Advent has grown into an $8.6 billion diversified investment management firm (as of June 30, 2016) with the ability to capture opportunities globally. Advent’s growing client base includes some of the world’s largest public and corporate pension plans, foundations, endowments, insurance companies and high net worth individuals.

About Guggenheim Investments
Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners, with $202 billion* in total assets across fixed income, equity, and alternative strategies. We focus on the return and risk needs of insurance companies, corporate and public pension funds, sovereign wealth funds, endowments and foundations, consultants, wealth managers, and high-net-worth investors. Our 275+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled us to deliver innovative strategies providing diversification opportunities and attractive long-term results.

* Guggenheim Investments total asset figure is as of 6.30.2016. The assets include leverage of $11.4bn for assets under management and $0.5bn for assets for which we provide administrative services. Guggenheim Investments represents the following affiliated investment management businesses: Guggenheim Partners Investment Management, LLC, Security Investors, LLC, Guggenheim Funds Investment Advisors, LLC, Guggenheim Funds Distributors, LLC, Guggenheim Real Estate, LLC, Transparent Value Advisors, LLC, GS GAMMA Advisors, LLC, Guggenheim Partners Europe Limited, and Guggenheim Partners India Management.

This information does not represent an offer to sell securities of the Funds and it is not soliciting an offer to buy securities of the Funds. There can be no assurance that the Funds will achieve their investment objectives. The net asset value of the Funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Funds is subject to certain risks and other considerations. Such risks and considerations may include, but are not limited to: Investment and Market Risk; Convertible Securities Risk; Structured and Synthetic Convertible Securities Risk; Lower Grade Securities Risk; Equity Securities Risk; Preferred Securities Risk; Derivatives Risk; Interest Rate Risk; Leverage Risk; Anti-Takeover Provisions; Foreign Securities Risk; Foreign Currency Risk; Market Disruption Risk; Risk Associated with the Fund’s Covered Call Option Writing Strategy; Senior and Second Lien Secured Loan Risk and Illiquidity Risk. See www.guggenheiminvestments.com/cef for a detailed discussion of fund-specific risks.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For this and more information visit www.guggenheiminvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800-345-7999.

Analyst Inquiries
William T. Korver
cefs@guggenheiminvestments.com

NOT FDIC-INSURED  NOT BANK-GUARANTEED  MAY LOSE VALUE
Member FINRA/SIPC (07/16)